

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 23, 2010

Allen E. Lyda
Chief Financial Officer
Tejon Ranch Co.
P.O. Box 1000
Lebec, California 93243

> **Re: Tejon Ranch Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-07183**

Dear Mr. Lyda:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEFINITIVE PROXY STATEMENT

Compensation Discussion & Analysis, page 7

Base Salaries, page 9

1. We note your response to comment 2 in our letter dated December 28, 2009. Your response does not fully explain your CEO's input regarding the increase of base salaries for your other named executive officers. Please describe the specific input and analysis that the CEO provided to the compensation committee that led them to

increase the base salaries. Provide us with sample disclosure and confirm that you will provide similar disclosure as applicable in future filings.

Annual Performance-Based Incentive Bonuses, page 9

2. We have reviewed your response to comment 3 in our letter dated December 28, 2009. Please provide us with revised disclosure for fiscal year 2008 in response to our comment.

3. We have reviewed your response to comment 4 in our letter dated December 28, 2009. Please further explain the evaluation that the compensation committee used to determine the actual percentage of base salary received. For example, you state that Ms. Bjorn's incentive bonus was adjusted downward based upon an overall evaluation of performance. Please disclose what aspects of her performance caused the downward adjustment. Furthermore, please also disclose the specific level that each individual executive officer met. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson Lee at (202) 551-3468 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel